CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Common Stock, par value $0.01	20,700,000 shares	$57.65	$1,193,355,000.00	$138,548.52

(1)	Calculated in accordance with Rule 457(r) and 457(o) under the Securities Act of 1933.

Filed pursuant to Rule 424(b)(7)
Registration No. 333-175087

Prospectus Supplement

(To Prospectus dated June 23, 2011)

18,000,000 Shares

Common stock

The selling stockholders named in this prospectus supplement are offering and selling 18,000,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “MOS”. The last reported sale price of our common stock on September 23, 2011 was $57.70 per share. We will not receive any proceeds from shares of common stock sold by the selling stockholders.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement and page 1 of the accompanying prospectus.

	Per share	Total

Public offering price	$57.65000	$1,037,700,000

Underwriting discounts and commissions	$1.12417	$20,235,060

Proceeds, before expenses, to the selling stockholders	$56.52583	$1,017,464,940

The selling stockholders named in this prospectus supplement have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,700,000 additional shares of our common stock from such selling stockholders at the public offering price less the underwriting discounts and commissions, solely to cover over-allotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about September 29, 2011.

Joint Book-Running Managers

J.P. Morgan	UBS Investment Bank

The date of this prospectus supplement is September 23, 2011.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We, the selling stockholders and the underwriters are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

About this prospectus supplement

This prospectus supplement is part of a registration statement that The Mosaic Company has filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf process, the selling stockholders named in this prospectus supplement are offering to sell our common stock, using this prospectus supplement and the accompanying prospectus. This prospectus supplement describes the specific terms of this offering. The accompanying prospectus and the information incorporated by reference therein describe our business and give more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. You should read this prospectus supplement together with the accompanying prospectus before making a decision to invest in our common stock. If the information in this prospectus supplement or the information incorporated by reference in this prospectus supplement is inconsistent with the accompanying prospectus, the information in this prospectus supplement or the information incorporated by reference in this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

Basis of presentation

We use a twelve-month fiscal year ending on May 31. Fiscal years are identified in this prospectus supplement, the accompanying prospectus and in the information incorporated by reference herein or therein according to the calendar year in which they end. For example, “fiscal 2011” refers to the fiscal year ended May 31, 2011.

As used in this prospectus supplement, the terms “we,” “our,” “us” and “the Company” except as otherwise indicated or as the context otherwise indicates, refer to The Mosaic Company and/or its applicable subsidiary or subsidiaries.

Market and industry data

This prospectus supplement, the accompanying prospectus and in the information incorporated by reference herein or therein includes industry position and industry data and forecasts that we obtained or derived from internal company reports, independent third party publications, such as reports produced by the International Fertilizer Industry Association, FERTECON Limited and the United States Department of Agriculture, and other industry data. Some data are also based on our good faith estimates, which are derived from our internal company analyses or review of internal company reports as well as the independent sources referred to above. Although we believe that the information on which we have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Our internal company reports have not been verified by any independent source. Statements as to our industry position are based on market data currently available to us. While we are not aware of any misstatements regarding our industry data presented or incorporated by reference herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus.

Where you can find more information

Available information

We file annual, quarterly and current reports and other information with the SEC. You may access and read our SEC filings through the SEC’s Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public on our website at www.mosaicco.com. Information contained on our website is not part of this prospectus supplement. In addition, reports, proxy statements and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 with respect to the securities offered by this prospectus supplement. This prospectus supplement, which constitutes part of the registration statement, does not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this prospectus supplement of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

Incorporation by reference

The Mosaic Company will “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede that information. This prospectus supplement incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about The Mosaic Company.

SEC filings	Period/date

Annual Report on Form 10-K (including information specifically incorporated by reference into the Annual Report on Form 10-K from Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 25, 2011 and our Annual Report to Stockholders, filed with the SEC on August 29, 2011)	Fiscal year ended May 31, 2011 filed with the SEC on July 19, 2011.

Current Reports on Form 8-K	Filed with the SEC on June 15, 2011; June 30, 2011; July 7, 2011; and July 11, 2011

We are also incorporating by reference all other reports that we file in the future with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) until the date of the completion of this offering; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request copies of the filings, at no cost, by telephone at (800) 918-8270 or by mail at: The Mosaic Company, 3033 Campus Drive, Suite E490, Plymouth, Minnesota 55441, Attention: Investor Relations.

v

Summary

The following summary contains information about the offering of the common stock. It does not contain all of the information that may be important to you in making a decision to purchase the common stock. For a more complete understanding of The Mosaic Company and the offering of the common stock, we urge you to read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein carefully, including the “Risk Factors” sections and our financial statements and the notes to those financial statements.

The Mosaic Company

We are one of the world’s leading producers and marketers of concentrated phosphate and potash crop nutrients for the global agriculture industry. Through our broad product offering, we are a single source supplier of phosphate- and potash-based crop nutrients and animal feed ingredients. We serve customers in approximately 40 countries. We mine phosphate rock in Florida and process rock into finished phosphate products at facilities in Florida and Louisiana. We mine potash in Saskatchewan, New Mexico and Michigan. We have other production, blending or distribution operations in Brazil, China, India, Argentina, and Chile, and have a strategic equity investment in a phosphate rock mine in Peru. Our operations include the top four nutrient-consuming countries in the world.

The Mosaic Company was formed in March 2004 and serves as the parent company of the business that was formed through the October 2004 business combination of IMC Global Inc. and the fertilizer businesses of Cargill, Incorporated (“Cargill”). In May 2011, Cargill, our former majority stockholder, distributed its 64% stake in our company to certain Cargill stockholders and certain Cargill debt holders (the “Split-off”). Immediately following the Split-off, 115 million shares of our common stock distributed by Cargill in the Split-off were sold in an underwritten secondary offering.

We conduct our business through wholly and majority-owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest. We are organized into two reportable business segments: Phosphates and Potash.

•

Phosphates Segment—We are the largest integrated phosphate producer in the world and the largest producer of phosphate-based animal feed ingredients in the United States. We sell phosphate-based crop nutrients and animal feed ingredients throughout North America and internationally. Our Phosphates segment also includes our North American and international distribution activities. Our distribution activities include sales offices, port terminals and warehouses in the United States, Canada, and several other key international countries. In addition, the international distribution activities include blending, bagging and production facilities in Brazil, China, India, Argentina and Chile. We accounted for approximately 13% of estimated global production and 57% of estimated North American production of concentrated phosphate crop nutrients during fiscal 2011.

•

Potash Segment—We are the third-largest producer of potash in the world. We sell potash throughout North America and internationally, principally as fertilizer, but also for use in industrial applications and, to a lesser degree, as animal feed ingredients. We accounted for approximately 12% of estimated global potash production and 38% of estimated North American potash production during fiscal 2011.

Recent developments

Inclusion in the S&P 500 Index

On September 21, 2011, Standard & Poor’s (“S&P”) announced that our common stock would be included in the S&P 500 Index after the close of trading on September 23, 2011. The shares being sold in this offering are expected to satisfy a portion of the expected index-based demand for our shares.

Conversion of class B common stock into class A common stock

Our board of directors submitted a proposal to our stockholders to approve, at the annual meeting of our stockholders to be held on October 6, 2011, the conversion of our issued and outstanding shares of class B common stock into shares of class A common stock (the “Conversion Proposal”). If approved, pursuant to the Conversion Proposal, each issued and outstanding share of each series of our class B common stock will be converted on a one-for-one basis into shares of the corresponding series of our class A common stock. In order for the Conversion Proposal to be approved, it must receive the affirmative vote of the holders of a majority of the voting power of the outstanding shares of common stock, class A common stock and class B common stock, voting together as a single class, with each share having one vote.

The holders of our class B common stock currently have the right to cast ten votes per share for the election of directors, and the holders of our class A common stock and common stock currently have the right to cast one vote per share for the election of directors. If the Conversion Proposal is approved, all holders of our outstanding shares of capital stock (common stock and class A common stock) will have identical voting rights for the election of directors. As a result, existing holders of our class B common stock would no longer have superior rights with respect to the election of our board of directors. As to all other matters, following the conversion, all holders of our outstanding share of capital stock (common stock and class A common stock) would have identical voting rights. However, there can be no assurance that the Conversion Proposal will be approved by our stockholders.

Preliminary first quarter results of operations

On September 23, 2011, we announced the following preliminary results of operations for our fiscal quarter ended August 31, 2011:

First quarter fiscal year 2012 net earnings increased 77% to $526 million and earnings per diluted share increased 75% to $1.17. Our net sales in the first quarter of fiscal 2012 increased 41% to $3.1 billion. Segment volumes, realized prices, operating rates, and the tax rate were all within the ranges of our previously disclosed estimates.

Consolidated gross margin rose 4.4 percentage points to 27.5% driven by improvements in both Phosphates and Potash. Phosphate margins improved 3 percentage points to 18% as higher prices were partially offset by higher ammonia and sulfur costs. Potash margins improved 10 percentage points to 51%, with higher prices and higher operating rates both contributing to margin improvements.

We believe the fundamental outlook for our industry remains strong as a result of low global stocks of grain and oilseeds, attractive agricultural commodity prices and record farm net income.

These preliminary results are based upon management’s expectations and currently available information.

Condensed consolidated financial highlights

(in millions except price per tonne or unit)

	Three months ended August 31,		Increase/ (Decrease)
	2011	2010	Amount	%

Consolidated Summary:
Net Sales	$3,083.3	$2,188.3	$895.0	41%
Gross Margin	$848.2	$504.7	$343.5	68%
Gross Margin Percentage	27.5%	23.1%	4.4%	—
Operating Earnings	$729.6	$410.3	$319.3	78%
Net Earnings	$526.0	$297.7	$228.3	77%
Fully Diluted EPS	$1.17	$0.67	$0.50	75%

Phosphates:
Net Sales(a)	$2,219.8	$1,581.1	$638.7	40%
Gross Margin	$409.6	$245.0	$164.6	67%
Gross Margin Percentage	18%	15%	3%	—
Operating Earnings	$333.3	$178.0	$155.3	87%
Total Segment Tonnes(b)	3,178	3,062	116	4%
DAP(c) average selling price (tonne)	$576	$431	$145	34%
Ammonia (tonne) average cost	$551	$391	$160	41%
Sulfur (long ton) average cost (N.A.)	$232	$152	$80	53%

Potash:
Net Sales	$873.0	$621.9	$251.1	40%
Gross Margin	$444.4	$256.7	$187.7	73%
Gross Margin Percentage	51%	41%	10%	—
Operating Earnings	$402	$218	$184	84%
Total Segment Tonnes(d)	1,820	1,678	142	8%
MOP(c)—average selling price (tonne)	$446	$331	$115	35%

(a)	Includes PhosChem sales for its other member of $233 million and $154 million for the three months ended August 31, 2011 and 2010. PhosChem is a consolidated subsidiary of Mosaic.

(b)	Phosphates volumes represent dry product tonnes. Excludes tonnes sold by PhosChem for its other member.

(c)	FOB plant, sales to unrelated parties.

(d)	Excludes tonnes related to a third-party tolling arrangement.

The offering

Issuer	The Mosaic Company, a Delaware corporation

Common stock offered by the selling stockholders	18,000,000 shares of common stock

Over-allotment option	The selling stockholders have granted the underwriters a 30-day option to purchase up to 2,700,000 additional shares of our common stock at the initial public offering price solely to cover over-allotments, if any.

Common stock to be outstanding after this offering, excluding the over-allotment option	Approximately 305.9 million shares of common stock
Approximately 39.8 million shares of class A common stock
Approximately 113 million shares of class B common stock

If the Conversion Proposal is approved, all shares of class B common stock will be converted on a one-for-one basis into shares of class A common stock. See “Summary—Recent Developments—Conversion of Class B Common Stock into Class A Common Stock.”

Voting rights	Each share of common stock offered hereby will have one vote per share with respect to all matters to which holders of our common stock are entitled to vote. Each share of class A common stock will have one vote per share with respect to all matters to which holders of our class A common stock are entitled to vote. Each share of class B common stock will have ten votes per share with respect to the election of our board of directors and one vote per share with respect to all other matters to which holders of our class B common stock are entitled to vote. If the Conversion Proposal is approved, all shares of class B common stock will be converted on a one-for-one basis into shares of class A common stock. See “Summary—Recent Developments—Conversion of Class B Common Stock into Class A Common Stock.”

Use of proceeds	All of the shares of common stock being offered hereby are being sold by the selling stockholders identified in this prospectus supplement. We will not receive any proceeds from the sale of shares of common stock. The selling stockholders will receive all of the net proceeds from this offering. See “Use of Proceeds.”

Dividend policy	Beginning in fiscal year 2009, we commenced paying quarterly cash dividends of $0.05 per share. While we expect to continue to pay quarterly cash dividends in such amount following this offering, whether we will do so, and the timing and amount of those dividends, will be subject to approval and declaration by our board of directors and will depend on a variety of factors, including the earnings, cash requirements and financial condition of the Company and other factors deemed relevant by our board of directors.

Risk factors	An investment in our common stock involves risks. You should carefully consider the matters discussed under the caption entitled “Risk Factors” beginning on page S-6 of this prospectus supplement and beginning on page 1 of the accompanying prospectus.

Ticker symbol	MOS

Unless we indicate otherwise or the context requires, all information in this prospectus supplement:

•	assumes no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock; and

•

does not reflect approximately 21 million shares of our common stock, as of September 22, 2011, issuable pursuant to existing or future awards under The Mosaic Company 2004 Omnibus Stock and Incentive Plan, the IMC Global Inc. 1988 Stock Option and Award Plan and the IMC Global Inc. 1998 Stock Option Plan for Non-Employee Directors (together, the “Compensation Plans”).

Our principal executive offices are located at 3033 Campus Drive, Suite E490, Plymouth, Minnesota 55441, telephone (800) 918-8270. Our Internet website address is www.mosaicco.com. Information on our website is not a part of, or incorporated by reference in, this prospectus supplement.

Risk factors

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included or incorporated by reference in this prospectus supplement, including our financial statements and related notes, before investing in our common stock. In addition to the risk factors set forth below, please read the information included or incorporated by reference under the heading “Risk Factors” in the accompanying prospectus and our Annual Report on Form 10-K for the fiscal year ended May 31, 2011. Any of these risks could materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of our common stock could decline and you may lose all or part of your investment in our Company.

Risks related to our common stock

Stock sales may affect the stock price of our common stock.

Sales of substantial amounts of our common stock, including shares distributed in the Split-off and shares issuable pursuant to existing or future awards under the Compensation Plans, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Our authorized capital stock consists of 1 billion shares of common stock, 275 million shares of class A common stock and 200 million shares of class B common stock, of which approximately 288 million shares of common stock are outstanding, approximately 57.8 million shares of class A common stock are outstanding and approximately 113 million shares of class B common stock are outstanding. If the Conversion Proposal is approved, all shares of class B common stock will be converted on a one-for-one basis into shares of class A common stock. See “Summary—Recent Developments—Conversion of Class B Common Stock into Class A Common Stock.” In addition, approximately 21 million shares of common stock are issuable pursuant to existing or future awards under the Compensation Plans.

Approximately 305.9 million shares of our common stock (or 308.6 million shares if the underwriters’ over-allotment option is exercised in full) will be freely tradeable. Shares of class A common stock and class B common stock are subject to transfer restrictions.

Pursuant to the Registration Agreement dated January 18, 2011 (the “Registration Agreement”), among our predecessor (now known as “MOS Holdings”), the Company, Cargill and the Margaret A. Cargill Foundation, the Acorn Trust, the Lilac Trust and the Anne Ray Charitable Trust (collectively, the “MAC Trusts”), we expect to conduct a series of underwritten secondary offerings (“Formation Offerings”) during the first fifteen months following the Split-off which could result in downward pressure on the market price of our common stock.

In addition, prior to the 24-month anniversary of the Split-off we may be required by the MAC Trusts to file a shelf registration statement for secondary sales of shares in the event the MAC Trusts are not given the opportunity to sell 42 million shares of stock received by the MAC Trusts in the Split-off in the future Formation Offerings discussed above.

The Registration Agreement provides for the possibility of another series of underwritten secondary public offerings, which would begin no earlier than 12 months following the last of the Formation Offerings described above (or any later underwritten primary equity issuance by us in accordance with the terms of the Registration Agreement), with respect to Company shares received by exchanging Cargill stockholders (including shares received by the MAC Trusts but not sold in the initial two-year period following the Split-off). This second series of underwritten secondary public offerings is expected to be completed, at the latest, on the 54-month anniversary of the Split-off. These sales could also result in downward pressure on the stock price of our common stock. We have also granted the MAC Trusts registration rights through the period ending 180 days after the 54-month anniversary of the Split-off.

The shares distributed in connection with the Split-off, if not otherwise restricted from transfer by contract or pursuant to our restated certificate of incorporation, may also be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our common stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them. See “Description of Capital Stock” in the accompanying prospectus.

Our stock price may fluctuate significantly.

The price of our common stock may fluctuate significantly as a result of many factors in addition to those discussed in this section and elsewhere in this prospectus supplement. These factors, some or all of which are beyond our control, include:

•	market conditions in the broader stock market in general;

•	actual or anticipated fluctuations in our results of operations;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	success of our operating and growth strategies;

•	investor anticipation of strategic and technological threats, whether or not warranted by actual events;

•	operating and stock price performance of our competitors;

•	regulatory or political developments;

•	litigation and government investigations;

•	changes in key personnel;

•	depth of the trading market in our common stock; and

•	failure of securities analysts to cover our common stock in the future.

In addition, the stock market has historically experienced volatility that often has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

Tax rules governing the Split-off could result in limitations on our ability to execute certain actions for a period of time following the Split-off and, notwithstanding the Internal Revenue Service (“IRS”) ruling (the “IRS ruling”) and tax opinion issued to Cargill in connection with the Split-off, we could owe significant tax-related indemnification liabilities to Cargill.

The IRS has issued a ruling to the effect that the Split-off will be tax-free to Cargill and its stockholders, and in connection with the Split-off, Cargill received a tax opinion relating to certain tax consequences of the Split-off. Notwithstanding the IRS ruling and tax opinion, however, the Split-off and the related transactions could be taxable to Cargill and its stockholders under certain circumstances. For example, the Split-off and debt exchanges would be taxable to Cargill (but not its stockholders) under section 355(e) (“Section 355(e)”) of the Internal Revenue Code of 1986, as amended (the “Code”) if one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest (by vote or value) in the Company as part of a plan or series of related transactions that includes the Split-off. Therefore, Cargill and Mosaic have agreed to tax-related restrictions and indemnities set forth in the Tax Agreement among our predecessor MOS Holdings, the Company and Cargill, as amended on May 24, 2011 (the “Tax Agreement”), under which the Company may be restricted or deterred from taking certain actions for a period of two years following the completion of the Split-off, including (i) redeeming or purchasing its stock in excess of agreed-upon amounts; (ii) issuing any equity securities in excess of agreed upon amounts; (iii) approving or recommending a third party’s acquisition of the Company; (iv) permitting any merger or other combination of the Company or MOS Holdings; and (v) entering into an agreement for the purchase of any interest in the Company or MOS Holdings, subject to certain exceptions. The Company and MOS Holdings have agreed to indemnify Cargill and its subsidiaries for taxes and tax-related losses imposed on Cargill and its subsidiaries as a result of the Split-off and other transactions failing to qualify as tax-free, if the taxes and related losses are attributable to, arise out of or result from certain prohibited acts or to any breach of, or inaccuracy in, any representation, warranty or covenant made by the Company or MOS Holdings in the Tax Agreement. The taxes and tax-related losses of Cargill and its subsidiaries would be significant if the Split-off fails to qualify as tax-free, and so this indemnity would result in significant liabilities from the Company to Cargill that could have a material adverse effect on the Company.

The merger completed in connection with the Split-off decreased the voting power of our public stockholders with respect to the election of our board of directors.

Our public stockholders hold shares of common stock which have one vote per share, while the shares of class B common stock have ten votes per share with respect to the election of our board of directors. As a result, our public stockholders own shares of common stock representing substantially less voting power for election of our board of directors as compared to voting power for all other matters. Holders of our common stock accordingly have less influence with respect to the election of directors than would be the case if all our stockholders held equal voting power.

The class B common stock may remain as a separate class.

In connection with our next regularly scheduled annual meeting, our board of directors has submitted a proposal to our stockholders to convert the class B common stock to class A common stock on a share-for-share basis. However, there can be no assurance that a majority of all three classes of our stock outstanding, represented in person or by proxy at a stockholder meeting, voting together as a single class (with each share having one vote), which is required for the approval of the Conversion Proposal, will be obtained. See “Summary—Recent Developments—Conversion of Class B Common Stock into Class A Common Stock.”

We are subject to limitations on equity issuances, buybacks and other actions.

The Merger and Distribution Agreement, dated as of January 18, 2011, among our predecessor, the Company, GNS Merger Sub LLC, Cargill and, for the limited purposes set forth therein, the MAC Trusts, the Registration Agreement and the Tax Agreement restrict our ability to take certain actions, including making certain equity issuances or undertaking share buybacks. These restrictions and limitations apply for a period of two years following completion of the Split-off. These restrictions and limitations may prevent us from pursuing attractive business opportunities that may arise prior to expiration of such restrictions and limitations. In addition, we are restricted from buying shares of class A common stock or class B common stock at a premium to the then-current market price of the common stock. See “Description of Capital Stock” in the accompanying prospectus.

Provisions in our restated certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. These provisions include the ability of our board of directors to issue preferred stock without stockholder approval, the classification of our board of directors into three classes, the prohibition on stockholder action by written consent and the inability of our stockholders to request that our board of directors or chairman of our board call a special meeting of stockholders.

Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us. For more information, see “Description of Capital Stock—Anti-Takeover Provisions in the Certificate and Bylaws” and “Description of Capital Stock—Delaware Statutory Provisions” in the accompanying prospectus.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board and by providing our board with more time to assess any acquisition proposal. These provisions are not intended to make our Company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our Company and our stockholders.

Use of proceeds

All of the shares of common stock being offered hereby are being sold by the selling stockholders identified in this prospectus supplement. We will not receive any proceeds from the shares of common stock sold by the selling stockholders. The selling stockholders will receive all of the net proceeds from this offering. See “Selling Stockholders.”

Price range of common stock and dividends

Our common stock is listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “MOS.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of Mosaic’s common stock, as reported on the NYSE. In addition, the table also sets forth the quarterly cash dividends per share declared with respect to Mosaic’s common stock. On September 21, 2011, there were 458,684,321 shares of our common stock (including class A and class B) outstanding.

	High	Low	Dividends declared

For the fiscal quarter ended:
2009
August 31, 2008	$163.25	$92.46	$0.05
November 30, 2008	$104.00	$21.94	$0.05
February 28, 2009	$48.68	$23.65	$0.05
May 31, 2009	$59.34	$36.94	$0.05

2010
August 31, 2009	$57.25	$39.39	$0.05
November 30, 2009	$57.42	$45.00	$1.35	(a)
February 28, 2010	$68.28	$52.87	$0.05
May 31, 2010	$64.70	$42.80	$0.05

2011
August 31, 2010	$59.88	$37.68	$0.05
November 30, 2010	$74.25	$56.59	$0.05
February 28, 2011	$89.24	$65.00	$0.05
May 31, 2011	$86.67	$64.90	$0.05

2012
August 31, 2011	$74.31	$55.70	$0.05
November 30, 2011 (through September 23, 2011)	$72.35	$56.52	—

(a)	On October 23, 2009, Mosaic declared a special dividend of $1.30 per share. This dividend was paid on December 3, 2009.

Dividend policy

Beginning in fiscal 2009, Mosaic commenced paying quarterly cash dividends of $0.05 per share. While we expect to continue to pay quarterly cash dividends in such amount following this offering, whether we will do so, and the timing and amount of those dividends, will be subject to approval and declaration by our board of directors and will depend on a variety of factors, including the earnings, cash requirements and financial condition of Mosaic and other factors deemed relevant by the Mosaic board of directors. In addition, Mosaic declared a special dividend of $578.5 million, or $1.30 per share, on October 23, 2009 which was paid on December 3, 2009.

Selling stockholders

This prospectus supplement relates to the resale of shares of our common stock held by the selling stockholders listed below. The selling stockholders acquired these shares in connection with the Split-off in May 2011. In connection with the Registration Agreement, the Company is obligated to register for resale by certain selling stockholders up to 42,000,000 shares of its common stock. The Registration Statement of which this prospectus supplement forms a part of has been filed in connection with such obligation.

Under the terms of the Registration Agreement, we will pay all expenses of the registration of the shares of common stock, including SEC filings fees, except that the selling stockholders will pay all underwriting discounts and selling commissions, if any. Our expenses for the registration of the shares of common stock are estimated to be $560,000.

The following table sets forth, for each selling stockholder, the name, the number of shares of common stock beneficially owned prior to the offering, the number of shares of common stock being offered pursuant to this prospectus supplement and the number of shares of common stock that will be beneficially owned immediately after the offering contemplated by this prospectus supplement, assuming full conversion of class A common stock and class B common stock into shares of common stock.

Name of selling stockholder	Shares of common stock beneficially owned prior to this offering	Shares of common stock being offered	Shares of common stock subject to option	Shares of common stock beneficially owned after this offering		Percentage of common stock beneficially owned prior to this offering	Percentage of common stock beneficially owned after this offering
				With option(1)	Without option(2)		With option(3)	Without option(3)

The Anne Ray Charitable Trust	58,306,925	9,814,052	1,472,040	47,020,833	48,492,873	12.7%	10.3%	10.6%
The Margaret A. Cargill Foundation	48,634,097	8,185,948	1,227,960	39,220,189	40,448,149	10.6%	8.6%	8.8%

(1)	Assumes the underwriters exercise their option to purchase an additional 2,700,000 shares of our common stock in full.

(2)	Assumes the underwriters do not exercise their option to purchase additional shares of our common stock.

(3)	All beneficial ownership amounts and percentages assume the conversion of all shares of class A common stock and class B common stock into shares of common stock, as all shares of class A common stock and class B common stock are convertible into shares of common stock subject to certain conditions. See “Description of Capital Stock—Transfer Restrictions and Conversion Provisions” in the accompanying prospectus. All shares being offered pursuant to this prospectus supplement are shares of common stock.

Certain United States federal income and estate tax consequences to non-US holders

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership or any other entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations (“Treasury Regulations”) to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Distributions paid on our common stock will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on disposition of common stock

Any gain realized on the disposition of our common stock by a non-U.S. holder generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder’s holding period for our common stock and such non-U.S. holder held (at any time during the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder’s holding period) more than 5% of our common stock.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the United States source gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we have not been and are not currently a “United States real property holding corporation” for United States federal income tax purposes, however, no assurance can be given that we will not become one in the future. If, however, we are or become a “United States real property holding corporation”, so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds, or held (at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock. Non-U.S. holders should consult their own tax advisors about the consequences that could result if we are, or become, a “United States real property holding corporation”.

Federal estate tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Additional withholding requirements

Under recently enacted legislation and administrative guidance, the relevant withholding agent may be required to withhold 30% of any dividends paid after December 31, 2013 and the proceeds of a sale of our common stock paid after December 31, 2014 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated September 23, 2011, the selling stockholders have agreed to sell to the underwriters named below, for whom J.P. Morgan Securities LLC and UBS Securities LLC are acting as representatives (“the Representatives”) and joint book-runners, the following respective numbers of shares of common stock:

Underwriter	Number of shares

J.P. Morgan Securities LLC	9,000,000
UBS Securities LLC	9,000,000

Total	18,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

All sales of the common stock in the United States will be made by U.S. registered broker/dealers.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,700,000 additional shares at the offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.6831 per share. After the offering, the Representatives may change the offering price and concession and discount to broker/dealers. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The following table summarizes the compensation the selling stockholders will pay:

	Per share		Total
	Without over-allotment	With over-allotment	Without over-allotment	With over-allotment

Underwriting discounts and commissions paid by the selling stockholders	$1.12417	$1.12417	$20,235,060	$23,270,319

We have agreed that, subject to certain exceptions, we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position of our common stock within the meaning of Section 16 of the Exchange Act, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or enter into any transaction, swap, hedge or other arrangement, without the prior written consent of J.P. Morgan Securities LLC for a period of 53 days after the date of this prospectus.

Our executive officers and directors and the selling stockholders have agreed that, subject to certain exceptions, they will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or in the case of the selling stockholders establish or increase a put equivalent position or liquidate or decrease a call equivalent position of our common stock within the meaning of Section 16 of the Exchange Act, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement or in the case of our executive officers and directors make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable for any shares of our common stock, without, in each case, the prior written consent of J.P. Morgan Securities LLC for a period of 53 days after the date of this prospectus.

J.P. Morgan Securities LLC has advised us that it has no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, J.P. Morgan Securities LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director, or affiliate of ours.

Our common stock is listed on the NYSE under the symbol “MOS”. The last reported sale price of the common stock on the NYSE on September 23, 2011, was $57.70 per share.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they have received, or will receive, customary fees and expenses. In addition, we have the following relationships with certain of the underwriters and their affiliates: In connection with the Split-off, J.P. Morgan Securities LLC served as financial adviser to a special committee of Mosaic’s board of directors and UBS Securities LLC served as financial adviser to the MAC Trusts. In addition, J.P. Morgan Securities LLC and UBS Securities LLC served as underwriters of the related secondary offering of 115 million shares of common stock. J.P. Morgan Securities LLC also participated in the debt exchange related to the Split-off. Affiliates of J.P. Morgan Securities LLC are lenders under Mosaic’s $750 million revolving credit facility.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Legal matters

Certain legal matters relating to this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York, and Richard L. Mack, Esq., Executive Vice President, General Counsel and Corporate Secretary of the Company. As of September 23, 2011, Mr. Mack beneficially owned 160,041 shares of Mosaic common stock and had employee stock options and restricted stock units to acquire an aggregate of 24,303 and 22,740 shares, respectively, of Mosaic common stock. Certain legal matters relating to this offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

Experts

The consolidated financial statements and schedule of The Mosaic Company as of May 31, 2011 and 2010, and for each of the years in the three-year period ended May 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of May 31, 2011 included in The Mosaic Company’s Annual Report on Form 10-K for the year ended May 31, 2011 have been incorporated by reference in this prospectus supplement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Common Stock

Certain selling stockholders, who will be named in the applicable prospectus supplement, may sell shares of our common stock from time to time. We will not receive any proceeds from sales by selling stockholders. In addition, The Mosaic Company may offer and sell common stock from time to time.

The common stock of The Mosaic Company is traded on the New York Stock Exchange under the symbol “MOS.” We will provide more specific information about the terms of an offering of any securities in supplements to this prospectus.

You should read this prospectus and the applicable prospectus supplement, as well as the risks contained or described in the documents incorporated by reference in this prospectus or any accompanying prospectus supplement, before you invest.

Investing in our common stock involves risks. See “Risk Factors” on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 23, 2011

ABOUT THIS PROSPECTUS

This prospectus describes the general terms of the securities to be offered hereby. A prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered will be provided to you in connection with each sale of securities offered pursuant to this prospectus. The prospectus supplement or any free writing prospectus prepared by or on behalf of us may also add, update or change information contained in this prospectus. To understand the terms of securities offered pursuant to this prospectus, you should carefully read this document with the applicable prospectus supplement or any free writing prospectus prepared by or on behalf of us. Together, these documents will give the specific terms of the offered securities. You should also read the documents we have incorporated by reference in this prospectus described below under “Incorporation of Certain Documents By Reference.” When used in this prospectus, the terms “we,” “our,” “us,” and “the Company,” except as otherwise indicated or as the context otherwise indicates, refer to The Mosaic Company and/or its applicable subsidiary or subsidiaries.

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or any free writing prospectus prepared by or on behalf of us. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any free writing prospectus is accurate as of any date other than the date on the front of those documents.

RISK FACTORS

Investing in the securities involves risk. Please see the “Risk Factors” section in our most recent Annual Report on Form 10-K, along with the disclosure related to the risk factors contained in our subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus, as updated by our future filings with the SEC. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus. The prospectus supplement applicable to each sale of securities we offer pursuant to this prospectus may contain a discussion of additional risks applicable to an investment in us and the securities we are offering under that prospectus supplement.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus, the prospectus supplement applicable to each sale of securities offered pursuant to this prospectus and the documents we have incorporated by reference may include statements of our expectations, intentions, plans and beliefs that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to come within the safe harbor protection provided by those sections. These statements relate to future events or our future financial performance. We use words such as “anticipate,” “believe,” “expect,” “may,” “intend,” “plan,” “project,” “will” or other similar words to identify forward-looking statements.

Without limiting the foregoing, all statements relating to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

Among the factors that could cause actual results to differ materially are:

•

the predictability and volatility of, and customer expectations about, agriculture, fertilizer, raw material, energy and transportation markets that are subject to competitive and other pressures and economic and credit market conditions;

•	the level of inventories in the distribution channels for crop nutrients;

•	changes in foreign currency and exchange rates;

•	international trade risks;

•	changes in government policy;

•

changes in environmental and other governmental regulation, including greenhouse gas regulation and implementation of the U.S. Environmental Protection Agency’s numeric water quality standards for the discharge of nutrients into Florida lakes and streams;

•

further developments in the lawsuit involving the federal wetlands permit for the extension of our South Fort Meade, Florida, mine into Hardee County, including orders, rulings, injunctions or other actions by the court or actions by the plaintiffs, the Army Corps of Engineers or others in relation to the lawsuit, or any actions we may identify and implement in an effort to mitigate the effects of the lawsuit;

•	other difficulties or delays in receiving, or increased costs of, or revocation of, necessary governmental permits or approvals;

•

further developments in the lawsuit involving the tolling agreement at our Esterhazy, Saskatchewan, potash mine, including settlement or orders, rulings, injunctions or other actions by the court, the plaintiff or others in relation to the lawsuit;

•	the effectiveness of our processes for managing our strategic priorities;

•	adverse weather conditions affecting operations in Central Florida or the Gulf Coast of the United States, including potential hurricanes or excess rainfall;

•

actual costs of various items differing from management’s current estimates, including, among others, asset retirement, environmental remediation, reclamation or other environmental obligations, or Canadian resource taxes and royalties; and

•

accidents and other disruptions involving our operations, including brine inflows at our Esterhazy, Saskatchewan, potash mine and other potential mine fires, floods, explosions, seismic events or releases of hazardous or volatile chemicals.

When considering these forward-looking statements, you should keep in mind the cautionary statements in this document, any applicable prospectus supplement and the documents incorporated by reference. These forward-looking statements speak only as of the date on which such statements were made, and we undertake no obligation to update these statements except as required by federal securities laws.

THE MOSAIC COMPANY

We are one of the world’s leading producers and marketers of concentrated phosphate and potash crop nutrients for the global agriculture industry. Through our broad product offering, we are a single source supplier of phosphate- and potash-based crop nutrients and animal feed ingredients. We serve customers in approximately 40 countries. We mine phosphate rock in Florida and process rock into finished phosphate products at facilities in Florida and Louisiana. We mine potash in Saskatchewan, New Mexico and Michigan. We have other production, blending or distribution operations in Brazil, China, India, Argentina, and Chile, and have a strategic equity investment in a new phosphate rock mine in Peru. Our operations include the top four nutrient-consuming countries in the world.

Mosaic was formed in March 2004 and serves as the parent company of the business that was formed through the October 2004 business combination of IMC Global Inc. and the fertilizer businesses of Cargill, Incorporated. In May 2011, Cargill, our former majority stockholder, distributed its 64% stake in our company to certain Cargill stockholders and certain Cargill debt holders, a portion of which were subsequently sold in a registered public offering.

We conduct our business through wholly and majority-owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest. We are organized into two reportable business segments: Phosphates and Potash.

•

Phosphates Segment—We are the largest integrated phosphate producer in the world and the largest producer of phosphate-based animal feed ingredients in the United States. We sell phosphate-based crop nutrients and animal feed ingredients throughout North America and internationally. Our Phosphates segment also includes our North American and international distribution activities. Our distribution activities include sales offices, port terminals and warehouses in the United States, Canada, and several other key international countries. In addition, the international distribution activities include blending, bagging and production facilities in Brazil and other countries. We accounted for approximately 13% of estimated global production and 56% of estimated North American production of phosphate crop nutrients during fiscal 2010.

•

Potash Segment—We are the third-largest producer of potash in the world. We sell potash throughout North America and internationally, principally as fertilizer, but also for use in industrial applications and, to a lesser degree, as animal feed ingredients. We accounted for approximately 12% of estimated global potash production and 38% of estimated North American potash production during fiscal 2010.

Our principal executive offices are located at 3033 Campus Drive, Suite E490, Plymouth, Minnesota 55441, telephone (800) 918-8270. Our Internet website address is www.mosaicco.com. Information on our website is not a part of, or incorporated by reference in, this prospectus.

USE OF PROCEEDS

This Registration Statement on Form S-3 is being filed by the Company in connection with its obligation pursuant to the Registration Agreement, dated as of January 18, 2011, among the The Mosaic Company, GNS II (U.S.) Corp., Cargill, the Margaret A. Cargill Foundation, the Anne Ray Charitable Trust, the Acorn Trust and the Lilac Trust (the “Registration Agreement”) to register up to 42,000,000 shares of its common stock to be sold by certain selling stockholders. The Company will not receive any proceeds from such sales by selling stockholders. If the Company issues and sells shares of its common stock in an offering pursuant to this prospectus, the use of proceeds of such sale shall be set forth in the applicable prospectus supplement.

DIVIDEND POLICY

Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose. Beginning in fiscal 2009, we commenced paying quarterly cash dividends of $0.05 per share. While we expect to continue to pay quarterly cash dividends in such amount, whether we will do so, and the timing and amount of those dividends, will be subject to approval and declaration by our board of directors and will depend on a variety of factors, including the earnings, cash requirements and financial condition of the Company and other factors deemed relevant by our board of directors. In addition, we declared a special dividend of $578.5 million, or $1.30 per share, on October 23, 2009 which was paid on December 3, 2009.

SELLING STOCKHOLDERS

The name or names of any selling stockholders involved in the sale of securities offered by this prospectus shall be set forth in the applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our restated certificate of incorporation and amended and restated bylaws.

Authorized Capital

Our authorized capital stock consists of (1) 1 billion shares of common stock, (2) 275 million shares of class A common stock, of which (i) 77,666,668 are designated class A common stock, series A-1 (“series A-1 stock”), (ii) 77,666,667 are designated class A common stock, series A-2 (“series A-2 stock”), (iii) 77,666,665 are designated class A common stock, series A-3 (“series A-3 stock”), and (iv) 42,000,000 are designated class A common stock, series A-4 (“series A-4 stock”); (3) 200 million shares of class B common stock, of which (i) 66,666,668 are designated class B common stock, series B-1 (“series B-1 stock”), (ii) 66,666,667 are designated class B common stock, series B-2 (“series B-2 stock”) and (iii) 66,666,665 are designated class B common stock, series B-3 (“series B-3 stock”); and (5) 15 million shares of preferred stock. The common stock, the class A common stock and the class B common stock are collectively referred to in this section as “Company stock.”

Common Stock, Class A Common Stock and Class B Common Stock

The common stock has the same economic rights as the class A common stock and class B common stock (including with respect to dividends and other distributions), which will vote together as a single class except as described below under the heading “—Voting.” Each share of each series of class A common stock is entitled to one vote per share with respect to all matters to which holders of class A common stock are entitled to vote. Each share of each series of class B common stock is entitled to ten votes per share with respect to the election of directors and one vote per share with respect to all other matters to which holders of class B common stock are entitled to vote. The common stock is entitled to one vote per share with respect to all matters to which holders of common stock are entitled to vote. The class A common stock and class B common stock are subject to certain transfer restrictions as described under the heading “—Transfer Restrictions and Conversion Provisions.”

There are four series of class A common stock and three series of class B common stock to facilitate the implementation of the transfer restrictions applicable to these shares. See “—Transfer Restrictions and Conversion Provisions.” Each series of class A common stock is substantially identical to each other series of class A common stock in all respects other than the date of expiration of the transfer restrictions applicable to each series and the date on which each series will automatically convert into shares of common stock, as more fully described below. Each series of class B common stock is substantially identical to each other series of class B common stock in all respects other than the date of the expiration of the transfer restrictions applicable to each series, as more fully described below.

Holders of Company stock are generally entitled to dividends and other distributions in cash, securities or property out of funds legally available for that purpose as may be declared by our board of directors. Our board of directors’ authority to declare dividends is subject to the rights of any holders of preferred stock and the availability of sufficient funds under the Delaware General Corporation Law (the “DGCL”) to pay dividends.

The Company stock has no preemptive rights and no cumulative voting rights.

In the event of our liquidation, dissolution or winding up, after payment in full of all amounts to which the holders of any then outstanding preferred stock may be entitled, the remaining assets to be distributed to the holders of the capital stock of the Company will be distributed ratably, on a share for share basis, among the holders of all classes and series of Company stock.

In addition, our restated certificate of incorporation provides that:

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(i) no dividends or distributions shall be paid in shares of class B common stock, (ii) we shall not issue any option, warrant or other right to acquire shares of class B common stock, (iii) nor shall we implement any rights plan that provides for the distribution of rights to purchase shares of class B common stock; and

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we shall not (i) effect any reorganization, consolidation, combination or merger with or into another corporation or other entity (whether or not we are the surviving entity), (ii) consummate any agreement providing for, or otherwise approve, any tender or exchange offer for any shares of our stock, or (iii) grant any “top-up” option or other option in connection with any tender or exchange offer for any shares of our stock, unless, in each case (other than in the case of an implementation by us of a rights plan), the holders of outstanding shares of each class and series of our stock will be entitled to receive the same kind and amount of consideration (including shares of stock and other securities and property (including cash)), if any, for each share so held, without distinction between classes of our stock.

Preferred Stock

Our board of directors is authorized, subject to legal limitations and by certain provisions contained in our restated certificate of incorporation (as described below), from time to time, to provide for the issuance of shares of preferred stock in one or more series, and to prescribe the designation, powers, relative preferences and rights of the shares of each series and the qualifications, limitations, or restrictions of the shares of each series. This authorization includes the right to fix the designation of the series and the number of shares in it, dividend rates and rights, voting rights, conversion rights, redemption rights, sinking fund provisions, liquidation rights, and any other powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof.

As of the date of this prospectus, there are no shares of the Company’s preferred stock issued and outstanding.

We may be able to issue the Company’s preferred stock in ways which may delay, defer or prevent a change in control of the Company without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of the Company’s preferred stock with voting and conversion rights may adversely affect the voting power of the holders of the Company’s common stock, including the loss of voting control to others.

Transfer Restrictions and Conversion Provisions

The following is a detailed description of the transfer restrictions and conversion provisions applicable to each series of class A common stock and each series of class B common stock.

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Transfer restrictions. Except as expressly permitted in the restated certificate of incorporation, class A common stock may not be transferred and class B common stock may not be transferred until the “lock-up” expiration date applicable to such shares. The lock-up expiration date applicable to the series B-1 stock is November 25, 2013, the 30-month anniversary of our split-off (the “Split-off”) from Cargill, Incorporated, which occurred on May 25, 2011 (the “first lock-up release date”), the lock-up expiration date applicable to the series B-2 stock is November 25, 2014, the 42-month anniversary of the Split-off (the “second lock-up release date”) and the lock-up expiration date applicable to series B-3 stock, is November 25, 2015, the 54-month anniversary of the Split-off (the “third lock-up release date”). As set forth in the restated certificate of incorporation, prior to May 25, 2013, the 24-month anniversary of the Split-off, our board of directors has the authority to waive or otherwise remove the transfer restrictions applicable to the series A-4 stock, or any other series of class A common stock held by the Margaret A. Cargill Foundation, the Acorn Trust, the Lilac Trust, and the Anne Ray Charitable Trust (collectively, the “MAC Trusts”) so long as in either case transfers made by the MAC Trusts following any such waiver occur prior to May 25, 2013, the second anniversary of the Split-off. Following May 25, 2013, the 24-month anniversary of the Split-off, our board of directors may waive or otherwise remove the transfer restrictions applicable to all or a number of shares of each series of class A common stock together with its corresponding series of class B common stock (together, a “combined series of stock”) provided that, except in the case of a waiver or removal of the restrictions on transfer if required to permit transfers under the Amended and Restated Governance Agreement dated as of May 25, 2011 among The Mosaic Company, GNS II (U.S.) Corp. and the stockholder parties thereto (the “Governance Agreement”), if our board of directors waives or otherwise removes the restrictions with respect to less than all of any combined series of stock, the number of shares of such combined series of each holder in respect of which the restrictions are waived or otherwise removed will be in proportion to the percentage of shares of such combined series of stock for which our board of directors is waiving or otherwise removing such restrictions. If our board of directors waives or otherwise removes the restrictions applicable to any combined series of stock pursuant to the previous sentence for less than all of the shares of that combined series of stock held by any holder, the waiver or removal of restrictions will apply first to that holder’s class A common stock of the combined series and second to that holder’s shares of class B common stock (if any) of such combined series.

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Restriction on buybacks of class A common stock and class B common stock. We shall not, and shall not permit any of our subsidiaries to, purchase or otherwise acquire any shares of class A common stock or class B common stock at a price per share that exceeds the common market price (which is defined to mean the average of the volume-weighted average trading price of our common stock on the NYSE for the 20 days before such transfer).

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Conversion of class B common stock. If our board of directors determines to submit to our stockholders, at a duly called meeting of stockholders, a proposal to effect a conversion of the shares of class B common stock, and this proposal is approved by the affirmative vote of the holders of a majority of the voting power of the shares of common stock, class A common stock and class B common stock entitled to vote and present in person or by proxy at the meeting, voting together as a single class, then each share of class B common stock will be converted, on a one-for-one basis in the manner described below. The approval by our stockholders as described in this paragraph is referred to as the “conversion approval.” If the conversion approval occurs before the first lock-up release date, each share of each series of class B common stock will be automatically converted into the corresponding series of class A common stock. If the conversion approval occurs on or after the first lock-up release date but before the second lock-up release date, each share of series B-1 stock will be automatically converted into one share of common stock, each share of series B-2 stock will be automatically converted into one share of series A-2 stock and each share of series B-3 stock will be automatically converted into one share of series A-3 stock. If the conversion approval occurs on or after the second lock-up release date but before the third lock-up release date, each share of series B-1 stock and each share of series B-2 stock will be automatically converted into one share of common stock and each share of series B-3 stock will be automatically converted into one share of series A-3 stock. If the conversion approval occurs on or after the third lock-up release date, each share of class B common stock will automatically be converted into one share of common stock. There is no binding commitment by our board of directors to, and there can be no assurance that our board of directors will, consider proposing a conversion or resolve to submit such a proposal to our stockholders. If submitted, there can be no assurance that our stockholders would approve such a conversion.

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Conversion of series A-4 stock. Prior to May 25, 2013, the second anniversary of the Split-off, each share of series A-4 stock will be automatically converted into common stock upon the sale of such share in a formation offering, in a market sale or in a private sale (as defined in the Registration Agreement). On May 25, 2013, the second anniversary of the Split-off, each share of series A-4 stock still outstanding will convert automatically into one share of common stock.

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Conversion of series A-1 stock, series A-2 stock and series A-3 stock. Each share of each such series of series A-1 stock, series A-2 stock and series A-3 stock will be automatically converted into one share of common stock on the lock-up release date applicable to the corresponding series of the class B common stock as described above. In addition, the holders of class A common stock may also be permitted to participate in certain offerings of shares, each of which will take place in connection with the lock-up release dates, as described above (each such offering a “released share offering”). To the extent each such stockholder is permitted to sell shares of common stock in such released share offerings (as determined by the provisions of the Registration Agreement), a number of shares of class A common stock held by each such holder equal to the amount of common stock permitted to be sold by each such stockholder shall be automatically converted into common stock and sold in the applicable released share offering. As a general matter, to the extent there is capacity in each released share offering (as determined by the provisions of the Registration Agreement), each share of series A-1 stock will be converted and sold in the first released share offering, each share of series A-2 stock will be converted and sold in the second released share offering and each share of series A-3 stock will be converted and sold in the third released share offering. However, to the extent there is additional capacity in each of these offerings to sell more shares than would be converted in accordance with the previous sentence, shares of series A-3 will first be converted and sold in such offering, and if capacity still remains, shares of series A-2 stock will be converted and sold in such offering. Prior to May 25, 2013, the second anniversary of the Split-off, our board of directors may, in its sole discretion, convert any number of these shares automatically into common stock so long as such conversion occurs in connection with the sale of such shares in the series of public underwritten secondary offerings to occur pursuant to the Registration Agreement within the first 15 months following the Split-off ( the “Formation Offerings”), a market sale or a private sale (as defined in the Registration Agreement). Following the later of a conversion approval and May 25, 2013, the second anniversary of the Split-off, our board of directors may, in its sole discretion, convert any number of these shares automatically, at any time, into common stock so long as it does so ratably among all the holders of such stock.

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Death conversion. As set forth in the restated certificate of incorporation, in the event an estate of a person who has died after January 18, 2011 is a holder of the class A common stock or in the event a grantor, settler or beneficiary of a trust that holds shares of class A common stock dies after January 18, 2011, such estate or trust may, without payment of additional consideration, convert shares of class A common stock held by such trust or estate, on a share-for-share basis, into shares of common stock under certain circumstances and conditions described in our certificate of incorporation.

Voting

Each share of each series of class A common stock is entitled to one vote per share with respect to all matters to which holders of class A common stock are entitled to vote. Each share of each series of class B common stock is entitled to ten votes per share with respect to the election of directors and one vote per share with respect to all other matters to which holders of class B common stock are entitled to vote. The common stock is entitled to one vote per share with respect to all matters to which holders of common stock are entitled to vote. The common stock, the class A common stock and class B common stock vote together as a single class, except as provided below.

Notwithstanding the voting provisions described in the paragraph above, for so long as any shares of class A common stock or class B common stock are outstanding, we are generally prohibited from taking the following actions, without the requisite vote and/or the requisite votes (each, as defined below):

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amending, altering or repealing our certificate of incorporation (including by merger, consolidation or otherwise) if such amendment would alter or change the powers, preferences, or relative, participating, optional or other special rights of the shares of class A common stock and/or class B common stock (or any series thereof), or the qualifications, limitations or restrictions with respect thereto, so as to affect them adversely;

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establishing or issuing any series of preferred stock if the terms of such series of preferred stock would be violated or breached by or as a result of the conversion of the shares of class A common stock or class B common stock (or any series thereof), or the transfer of such shares;

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issuing shares of class A common stock or class B common stock (or any series thereof), other than pursuant to the Split-off and other than issuances upon the conversion of series A-4 stock or class B common stock or upon a dividend or other distribution paid by the Company in such shares;

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permitting any reorganization, consolidation, combination or merger of the Company unless the consideration to be received by each holder of a share of class A common stock or class B common stock is the same kind and amount as any holder of a share of common stock will receive;

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permitting (including by its board of directors and subsidiaries) to make, agree to, approve or recommend any tender or exchange offer of any shares of common stock, class A common stock or class B common stock, unless such tender or exchange offer treats all series and classes of common stock, class A common stock and class B common stock as constituting one class of securities for such purpose;

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subdividing or combining the outstanding shares of common stock, class A common stock or class B common stock (or any series thereof), unless the outstanding shares of the other such classes and series are proportionately subdivided or combined in the same manner; and

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amending, altering or repealing the above described provisions in bullets one through six and the definitions in the paragraph below or adopting an inconsistent provision in the certificate of incorporation; provided that no vote required by the above described provisions in bullets one through six will be required for any action taken by the Company in connection with the implementation of a stockholder rights plan.

For purposes of this document, the term “requisite vote” and “requisite votes” shall mean, as applicable, in addition to any other or different vote required by applicable law, for purposes of any action described in bullets one through seven above, (1) the affirmative vote of holders of at least a majority of the voting power of the shares of all series of class A common stock and all series of class B common stock outstanding as of the record date therefor, voting together as a single class and (2) if any such action would affect a class or series of class A common stock and/or class B common stock, as applicable, less favorably, or more adversely, than it does any other class or series of class A common stock and/or class B common stock, the affirmative vote of holders of at least a majority of the voting power outstanding as of the record date therefor of the shares of the class or series less favorably or more adversely affected by such action voting as a separate class.

In addition, our restated certificate of incorporation also provides that, notwithstanding the voting provisions described in the first paragraph of this section “—Voting”, for so long as any shares of class A common stock or class B common stock are outstanding, we are generally prohibited from taking the following actions, without the requisite common vote (as defined below):

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amending, altering or repealing our certificate of incorporation (including by merger, consolidation or otherwise) if such amendment would alter or change the powers, preferences, or relative, participating, optional or other special rights of the shares of common stock, or the qualifications, limitations or restrictions with respect thereto, so as to affect them adversely;

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subdividing or combining the outstanding shares of common stock, class A common stock or class B common stock (or any series thereof), unless the outstanding shares of the other such classes and series are proportionately subdivided or combined in the same manner; or

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amending, altering or repealing the above described provisions in bullets one and two, the definition in the paragraph below, the restrictions on different treatment between classes of Company stock in connection with certain transactions as described above or adopting an inconsistent provision in our certificate of incorporation; provided that no vote required by the above described provisions in bullets one or two will be required for any action taken by us in connection with the implementation of a stockholder rights plan.

For purposes of this document, the term “requisite common vote” shall mean in addition to any other or different vote required by applicable law, for purposes of any action described in each of the three bullets one through three above, the affirmative vote of holders of at least a majority of the voting power of the shares of common stock outstanding as of the record date therefor.

Certain Effects of Authorized but Unissued Stock

Authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital and for corporate acquisitions. The Company could also use additional shares to dilute the stock ownership of persons seeking to obtain control of the Company pursuant to the operation of the rights plan or otherwise. See also “—Anti-Takeover Provisions in the Certificate and Bylaws” below.

Anti-Takeover Provisions in the Certificate and Bylaws

The DGCL contains and our restated certificate of incorporation and amended and restated bylaws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company. In addition, provisions of our restated certificate of incorporation and amended and restated bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders, which include rules regarding how stockholders may present proposals to nominate directors for election at stockholders meetings, the ability of our board of directors to issue preferred stock without stockholder approval, the classification of our board of directors into three classes, the prohibition on stockholder action by written consent and the inability of stockholders to call special meetings.

Delaware Statutory Provisions

The Company is subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination was approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on the NYSE under the symbol “MOS”.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus to permit certain stockholders to conduct public secondary trades of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the offering of the shares of our common stock by the selling stockholders. In addition, we may sell shares of our common stock in primary offerings from which we will receive proceeds.

The selling stockholders or we may sell the securities offered by this prospectus:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents;

•	to one or more purchasers directly; or

•	through a combination of any of the previous methods of sale.

The applicable prospectus supplement will describe that offering, including:

•	the name or names of any selling stockholders involved in the sale of the offered securities;

•	the name or names of any underwriters, dealers or agents involved in the sale of the offered securities;

•	the purchase price and the proceeds to the selling stockholders or us, as applicable, from that sale;

•	any underwriting discounts, commissions agents’ fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the offered securities may be listed.

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered through an underwriting syndicate represented by many underwriters. The obligations of the underwriters to purchase the offered securities will be subject to certain conditions. The underwriters will be obligated to purchase all of the offered securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The offered securities may be sold directly by the selling stockholders or us, as applicable, or through agents. Any agent will be named, and any commissions payable to that agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis.

The selling stockholders or we, as applicable, may authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase securities offered by this prospectus pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement. The prospectus supplement will set forth the commission payable for soliciting such contracts.

The selling stockholders or we, as applicable, may agree to indemnify underwriters, dealers or agents against certain civil liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, dealers or agents may be required to make.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Richard L. Mack, Esq., Executive Vice President, General Counsel and Corporate Secretary of The Mosaic Company.

EXPERTS

The consolidated financial statements and schedule of The Mosaic Company as of May 31, 2010 and 2009, and for each of the years in the three-year period ended May 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of May 31, 2010 included in The Mosaic Company’s Annual Report on Form 10-K for the year ended May 31, 2010 have been incorporated by reference in this prospectus in the Registration Statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC. You may access and read our SEC filings through the SEC’s Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public on our website at http://www.mosaicco.com. Information contained on our website is not part of this prospectus or any prospectus supplement. In addition, reports, proxy statements and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus.

We incorporate by reference our:

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Annual Report on Form 10-K (including the portions of our Proxy Statement on Schedule 14A for our 2010 Annual Meeting, filed with the SEC on August 24, 2010, that are incorporated by reference therein) for the year ended May 31, 2010, as filed on July 23, 2010;

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Quarterly Reports on Form 10-Q for the quarter ended August 31, 2010, as filed on October 12, 2010 and amended on October 29, 2010, for the quarter ended November 30, 2010, as filed on January 6, 2011 and for the quarter ended February 28, 2011, as filed on March 31, 2011;

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Current Reports on Form 8-K filed with the SEC on October 12, 2010, December 14, 2010, January 19, 2011 (two filings), January 21, 2011, February 4, 2011, February 16, 2011, April 13, 2011, April 18 , 2011, April 20, 2011, April 26, 2011, May 2, 2011, May 11, 2011, May 12, 2011 and June 15, 2011; and

•	Form 8-K12B filed with the SEC on May 25, 2011.

We are also incorporating by reference all other reports that we file in the future with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the completion of this offering; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request copies of the filings, at no cost, by telephone at (800) 918-8270 or by mail at: The Mosaic Company, 3033 Campus Drive, Suite E490, Plymouth, Minnesota 55441, Attention: Investor Relations.